UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.2)*

Alpha Teknova, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

02080L102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02080L102
1.	Name of Reporting Persons Telegraph Hill Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Consists of 40,727,780 shares of Common Stock of the Issuer outstanding on November 9, 2023, based on information publicly disclosed by the Issuer.

CUSIP No. 02080L102
1.	Name of Reporting Persons THP IV Affiliates Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Consists of 40,727,780 shares of Common Stock of the Issuer outstanding on November 9, 2023, based on information publicly disclosed by the Issuer.

CUSIP No. 02080L102
1.	Name of Reporting Persons Telegraph Hill Partners IV Investment Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Consists of 40,727,780 shares of Common Stock of the Issuer outstanding on November 9, 2023, based on information publicly disclosed by the Issuer.

CUSIP No. 02080L102
1.	Name of Reporting Persons Telegraph Hill Partners Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,620,792 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,620,792 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,620,792 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 21,859,660 shares of common stock held by Telegraph Hill Partners IV, L.P. and (ii) 3,761,132 shares of common stock held by THP IV Affiliates Fund, LLC.
(2)	Consists of 40,727,780 shares of Common Stock of the Issuer outstanding on November 9, 2023, based on information publicly disclosed by the Issuer.

Item 1(a).	Name of Issuer

Alpha Teknova, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2290 Bert Drive, Hollister, California 95023

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Telegraph Hill Partners IV, L.P.

(ii)	THP IV Affiliates Fund, LLC

(iii)	Telegraph Hill Partners IV Investment Management, LLC

(iv)	Telegraph Hill Partners Management Company, LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 360 Post Street, Suite 601, San Francisco, California 94108.

Item 2(c).	Citizenship

(i)	Telegraph Hill Partners IV, L.P. is a Delaware limited partnership.

(ii)	THP IV Affiliates Fund, LLC is a Delaware limited liability company.

(iii)	Telegraph Hill Partners IV Investment Management, LLC is a Delaware limited liability company.

(iv)	Telegraph Hill Partners Management Company, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.00001 per share

Item 2(e).	CUSIP Number

02080L102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership

(a)       Amount Beneficially Owned:

Telegraph Hill Partners IV, L.P.

14,941,823 shares of common stock are held of record by Telegraph Hill Partners IV, L.P. (“THP IV”). Telegraph Hill Partners IV Investment Management, LLC (“THP IM”) is the general partner of THP IV. Telegraph Hill Partners Management Company, LLC (“THPMC”) is the manager of THP IM.

THP IV Affiliates Fund, LLC

2,570,862 shares of common stock are held of record by THP IV Affiliates Fund, LLC (“THP IV AFF”). THP IM is the manager of THP IV AFF. THPMC is the manager of THP IM.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit B.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2024

Telegraph Hill Partners IV, L.P. By: Telegraph Hill Partners IV Investment Management, LLC Its: General Partner By: Telegraph Hill Partners Management Company LLC Its: Manager

By:	/s/ Rob Hart
Rob Hart
Partner

THP IV Affiliates Fund, LLC By: Telegraph Hill Partners IV Investment Management, LLC Its: Manager By: Telegraph Hill Partners Management Company LLC Its: Manager

By:	/s/ Rob Hart
Rob Hart
Partner

Telegraph Hill Partners IV Investment Management, LLC By: Telegraph Hill Partners Management Company LLC Its: Manager

By:	/s/ Rob Hart
Rob Hart
Partner

Telegraph Hill Partners Management Company, LLC

By:	/s/ Rob Hart
Rob Hart
Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit Number	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G/A filed on October 6, 2023).

B	Group disclosure (incorporated by reference to Exhibit B to the Schedule 13G/A filed on October 6, 2023).